

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2015

Via E-mail
Stephen M. Merkel, Esq.
General Counsel
BGC Partners, Inc.
499 Park Avenue
New York, New York 10022

> **Re: GFI Group Inc.**
> **DFAN14 filed by BGC Partners, Inc. and BGC Partners, L.P.**
> **Filed January 21, 2015**
> **File No. 001-34897**

Dear Mr. Merkel:

We have reviewed your filing and have the following comment.

General

1.   We note the statement that "ISS recognizes the economic inferiority and conflicted nature of the proposed CME-GFI management $5.85 stock and cash transaction…." Please provide support for the assertion that ISS recognizes the "conflicted nature" of the CME-GFI proposal.

You may contact Eric Envall at (202) 551-3234 or me at (202) 551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        David K. Lam, Esq.
        Wachtell, Lipton, Rosen & Katz